

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 26, 2016

Via E-mail
Ms. Alison A. Cornell
Executive Vice President and Chief Financial Officer
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

   RE: International Flavors & Fragrances Inc.
     Form 10-K for the Year Ended December 31, 2015
     Filed March 1, 2016
     Item 2.02 Form 8-K
     Filed May 9, 2016
     File No. 1-4858

Dear Ms. Cornell:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 15. Exhibits and Financial Statement Schedules, page 54

Consolidated Statement of Cash Flows, page 58

1. In future filings, please breakout the Other assets/liabilities, net line item in cash provided by operating activities. It appears to us that netting cash flows related to asset balances with cash flows related to liability balances is generally not appropriate.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 60

2.   We note that the net carrying value of customer relationships increased from $26 million as of December 31, 2014 to $227 million as of December 31, 2015. We further note your disclosure on page 62 that finite-lived intangible assets, including customer relationships, are amortized on a straight-line basis over periods ranging from 6 to 30 years. It appears to us that customer relationships may dissipate at a more rapid rate in earlier periods following a company´s succession to the relationships, with the rate of attrition declining over time until relatively few customers remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and fall to a materially reduced level in later years. In this regard, an accelerated method of amortization, rather than the straight-line method, may be the most appropriate and systematic allocation of the intangibles´ cost to the periods benefited. In this regard, please tell us why you believe the straight-line method of amortization, rather than an accelerated method, reflects the pattern in which economic benefits are consumed or explain why you cannot reliably determine the pattern in accordance with ASC 350-30-35-6. Also, please tell and revise future filings to disclose the range of useful lives for each intangible asset type and, if applicable, address the reasons for wide ranges in useful lives by asset type.

Note 18. Commitments and Contingencies, page 92

3.   Please tell us and disclose in future filings the total carrying values of all your facilities in China and the carrying values of the facility that was temporarily idled and the facility that was required to modify its production schedule. Please also tell us and clarify in future filings the current status of these facilities.

Form 8-K Filed May 9, 2016

4.   You disclose non-GAAP financial measures more prominently than directly comparable GAAP measures; do not explain why each non-GAAP financial measure you present is useful to investors, do not explain how tax effects of adjustments are calculated; and appear to present a full non-GAAP income statement which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction